 3050 Echo Lake Avenue, Suite 300

Mahtomedi, Minnesota 55115

August 11, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. Tom Jones

Re:	ATRM Holdings, Inc.
Registration Statement on Form S-1, as amended
File No. 333-205151

Mr. Jones:

The undersigned Registrant under the above-referenced Registration Statement hereby requests acceleration of the effective date of the Registration Statement to August 13, 2015, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

The undersigned Registrant hereby reserves the right to withdraw this request orally and grants such right to its counsel, Adam Finerman, Esq., of the law firm of Olshan Frome Wolosky LLP.

The Registrant hereby acknowledges that: should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ATRM HOLDINGS, INC.

By:	/s/ Paul H. Askegaard
Name:	Paul H. Askegaard
Title:	Chief Financial Officer